SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE

August 25, 2020

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Mr. Jeff Long

Re:
Ironwood Institutional Multi-Strategy Fund LLC (File No. 811-22463)
Ironwood Multi-Strategy Fund LLC (File No. 811-22464)

Dear Mr. Long:

On behalf of Ironwood Institutional Multi-Strategy Fund LLC (the “Master Fund”) and Ironwood Multi-Strategy Fund LLC (the “Feeder Fund” and each, a “Fund” and collectively, the “Funds”), this letter responds to the telephonic comments provided on August 3, 2020 by Mr. Jeff Long of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the annual report to shareholders (each, an “Annual Report” and collectively, the “Annual Reports”) of each Fund, for the fiscal year ended April 30, 2020.

The Staff’s comments are described below and have been summarized to the best of our understanding.  We have discussed the Staff’s comments with representatives of the Funds. The Funds’ responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meaning set forth in the relevant Annual Report(s).

Comment 1: In the Schedule of Investments or Consolidated Schedule of Investments, as applicable, please list the number of shares held by the Master Fund in each investment fund to the extent such investment fund issues shares, in accordance with Rule 12-12 of Regulation S-X.

Response: In response to the Staff’s comment, each Fund will include the relevant disclosure in future shareholder reports in accordance with Rule 12-12 of Regulation S-X and in future N-PORT filings.

Comment 2: To the extent any cash equivalents held by the Master Fund consists of investments in money market funds, please list out each money market fund investment in the Schedule of Investments or Consolidated Schedule of Investments, as applicable, in accordance with Rule 12-12 of Regulation S-X.

Securities and Exchange Commission
August 25, 2020

Response: In response to the Staff’s comment, each Fund will include the relevant disclosure in future shareholder reports in accordance with Rule 12-12 of Regulation S-X and in future N-PORT filings.

* * *

Please do not hesitate to contact me at (212) 839-8673 if you have comments or if you require additional information regarding the Annual Reports.

Respectfully submitted,

/s/ Nathan J. Greene
Nathan J. Greene (as Attorney for the Funds)

cc:	Alison Sanger
Martha Boero
Michael Mazur
Louisa Kiu
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